

Mail Stop 3561

April 7, 2008

Mr. Michael F. Holloran
President and Chief Executive Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C. V5T4S7

>   **RE: Form 10-KSB/A for Fiscal Year Ended May 31, 2005**
>   **Filed September 6, 2005**
>   **Form 10-QSB for Fiscal Quarters Ended August 31, 2005 and**
>   **November 30, 2005 Filed October 17, 2005 and**
>   **January 17, 2006**
>   **File No. 0-25335**

Dear Mr. Holloran:

We issued comments to Intelligent Living Corp., formerly known as Elgrande International, Inc., on the above captioned filings on January 24, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April17, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 17, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3344 if you have any questions.

Sincerely,

William Thompson
Branch Chief